SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(a).


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)


                              ROYAL PRECISION, INC.
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)


                                   780921-10-2
                                 (CUSIP Number)


                             Kenneth J. Warren, Esq.
                      5134 Blazer Parkway, Dublin, OH 43017
                                 (614) 766-1960
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                               September 12, 2002
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     The total number of shares of Common Stock reported herein, in accordance with Rule 13d-3, is 12,044,172, which would constitute approximately 86.9% of the shares of Common Stock outstanding, as adjusted. All ownership percentages set forth herein are based on there being 12,718,877 shares of Common Stock outstanding as reported by the Issuer, unless otherwise specified herein.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                         ------------------
CUSIP NO. 780921-10-2             SCHEDULE 13D                Page 2 of 16 Pages
---------------------                                         ------------------

1   NAMES OF REPORTING PERSON:  Richard P. Johnston
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     117,602
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     9,119,054
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       117,602
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     9,119,054
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,236,656 (1)
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    66.0% (2)
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

(1) Consists of (a) (i) 1,384,135 shares held by the Johnston Family Charitable Remainder Unitrust #3 ("CRT#3") of which Richard P. Johnston ("RPJ") serves as a Trustee; (ii) 775,935 shares held by the Johnston Family Living Trust (the "Trust") of which RPJ serves as a Trustee (including 622,687 shares issued as of August 9, 2002 upon conversion of a $150,000 subordinated convertible promissory note dated February 28,2002 (the "Trust Note") pursuant to the terms of a Conversion Agreement dated as of August 9, 2002 among the Trust and the Issuer ("Trust Conversion Agreement II")); (iii) 5,261,780 shares held by the Johnston Family Charitable Foundation (the "Foundation") of which RPJ serves as a Trustee; (iv) 26,302 shares subject to employee stock options (the "RPJ Stock Options") held by RPJ that are currently exercisable; (v) 152,192 shares issuable upon exercise of a warrant dated October 26, 2001 held by the Foundation (the "JF Warrant"); (vi) 36,000 shares issuable upon exercise of a warrant dated February 28, 2002 held by the Trust (the "Trust Warrant 1"); (vii) 145,200 shares covered by a warrant dated April 10, 2002 (the "Amended Trust Warrant 2") authorized by the Board of Directors of the Issuer to be issued to the Trust pursuant to the terms of Amendment No. 1 to Guaranty Agreement dated April 10, 2002 (the "Amended Guaranty Agreement") wherein the Trust has agreed to provide a guaranty to the Issuer's financial lender and (b) the following which are not exercisable within the next 60 days: (i) 200,000 shares held by Christopher A. Johnston ("CAJ") which CRT#3 may be required to purchase from CAJ pursuant to a Put Agreement dated August 31, 2001 (the "Put Agreement"), (ii) 28,750 shares subject to RPJ Stock Options, (iii) up to 820,000 shares which may be issued to the Trust pursuant to the terms of the Amended Guaranty Agreement upon enforcement of guaranties issued by the Trust and conversion of the underlying guarantied debt of $205,000, (iv) 343,812 shares owned by Kenneth J. Warren ("KJW") of which 334,031 shares are pledged to RPJ/JAJ Partners, Ltd., of which RPJ is a partner, and 9,781 shares are pledged to the Trust, to secure certain notes issued by KJW as more fully described in Item 6 and (v) 62,550 shares subject to employee stock options held by Danny Edwards which, if exercised by Mr. Edwards, could be acquired by RPJ or his nominee pursuant to the terms of a Stock Option Purchase Agreement dated February 28, 2001 between RPJ and Mr. Edwards (the "RPJ-DE Option Agreement"). RPJ disclaims beneficial ownership of all shares of the Issuer except (x) the RPJ Stock Options, (y) any shares owned by the Trust, and (z) any shares owned by CRT#3 in excess of 13.6% of the aggregate shares owned by CRT#3.

(2) Based on a total of 12,718,877 shares outstanding on August 9, 2002, as adjusted upward to 13,989,871 shares to reflect (a) 55,052 shares subject to the RPJ Stock Options, (b) 152,192 shares issuable on exercise of the JF Warrant,
(c) 36,000 shares issuable in respect of Trust Warrant 1, (d) 145,200 shares issuable in respect of Amended Trust Warrant 2, (e) 820,000 shares issuable pursuant to the Amended Guaranty Agreement and (f) 62,550 shares subject to the RPJ-DE Option Agreement.

---------------------                                         ------------------
CUSIP NO. 780921-10-2             SCHEDULE 13D                Page 3 of 16 Pages
---------------------                                         ------------------

1   NAMES OF REPORTING PERSON:  Kenneth J. Warren
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     634,664
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     795,953
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       634,664
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     795,953
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,430,617 (3)
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    11.2% (4)
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

(3) Consists of (a)(i) 344,479 shares held by Kenneth J. Warren ("KJW"); (ii) 12,000 shares currently exercisable pursuant to a warrant dated February 28, 2002 (the "KJW Warrant") held by DWR, Custodian for Kenneth Warren, Attorney at Law, fbo Kenneth J. Warren, VIP Plus Profit Sharing Plan (the "Profit Sharing Plan"); (iii) 207,862 shares held by the Profit Sharing Plan (including 207,562 shares issued as of August 9, 2002 upon conversion of a $50,000 subordinated convertible promissory note dated February 28, 2002 (the "KJW Note") pursuant to the terms of a Conversion Agreement dated as of August 9, 2002 among the Profit Sharing Plan and the Issuer ("Profit Sharing Plan Conversion Agreement")); (iv) 20,323 shares subject to employee stock options (the "KJW Options") that are currently exercisable; (v) 622,687 shares held by RIFL Holdings, LLC ("RIFL LLC") in which KJW is a 50.1% member, which shares were issued as of August 9, 2002 upon conversion of a $150,000 subordinated convertible promissory note dated March 8, 2002 formerly held by Christopher A. Johnston (the "CAJ Note") and subsequently acquired by RIFL LLC, which shares were issued pursuant to the terms of a Conversion Agreement dated as of August 9, 2002 among RIFL LLC and the Issuer ("RIFL LLC Conversion Agreement"), and (vi) 6,000 shares owned by CRT#3 subject to an option dated July 24, 2001, granted by CRT#3 to KJW to purchase such shares from CRT#3 (the "KJW-CRT#3 Option") which are currently exercisable; and (b) the following which are not exercisable within the next 60 days: (i) 24,000 shares owned by CRT#3 subject to an option dated July 24, 2001 granted by CRT#3 to KJW to purchase such shares from CRT#3 (the "KJW-CRT#3 Option"); (ii) 20,000 shares subject to the non-exercisable portion of the KJW Options and (iii) 41,753 shares owned by Sherry Rothfield and 131,513 shares owned by David Lyon which are subject to a right of first refusal in favor of KJW and Christopher A. Johnston pursuant to the terms of a Stockholders Agreement dated as of May 29, 1996 among Christopher A. Johnston, KJW, Mrs.
Rothfield and Mr. Lyon (the "Right of First Refusal"). Does not include any shares held by the Foundation of which KJW is a trustee but as to which he shares no voting or dispositive power. KJW disclaims beneficial ownership of any shares owned by the Foundation, any shares owned by RIFL LLC in excess of KJW's 50.1% interest therein and any shares owned by Mrs. Rothfield or Mr. Lyon.

(4) Based on a total of 12,718,877 shares outstanding on August 9, 2002, as adjusted upward to 12,771,200 shares to reflect (a) 40,323 shares issuable upon exercise of the KJW Options; and (b) 12,000 shares issuable in respect of the KJW Warrant.

---------------------                                         ------------------
CUSIP NO. 780921-10-2             SCHEDULE 13D                Page 4 of 16 Pages
---------------------                                         ------------------

1   NAMES OF REPORTING PERSON:  Christopher A. Johnston
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     1,459,063
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     897,172
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       1,459,063
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     897,172
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,356,235 (5)
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    18.4% (6)
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

(5) Consists of (a)(i) 1,159,803 shares held by CAJ; (ii) 36,000 shares issuable upon exercise of a warrant dated March 8, 2002 held by CAJ (the "CAJ Warrant");
(iii) 121,750 shares held by KJW subject to an option dated February 28, 2002 granted by KJW to CAJ to purchase such shares from KJW which is currently exercisable (the "CAJ-KJW Option"); and (iv) 622,687 shares held by RIFL LLC in which CAJ is a 49.9% member, which shares were issued as of August 9, 2002 upon conversion of the CAJ Note and subsequently acquired by RIFL LLC, which shares were issued pursuant to the terms of the RIFL LLC Conversion Agreement; and (b) the following which are not exercisable within the next 60 days: (i) 20,000 shares subject to employee stock options held by CAJ (the "CAJ Options"), (ii) 121,510 shares sold on February 25, 2002 by CAJ for a promissory note secured by a pledge agreement on such shares as described in Item 6 and (iii) 41,753 shares owned by Mrs. Rothfield, 10,003 shares owned by Mr. Lyon and 344,479 shares owned by KJW which are subject to the Right of First Refusal (which includes the 121,750 shares subject to the CAJ-KJW Option in clause (a)(i)(iii) above). CAJ disclaims beneficial ownership of any shares owned by RIFL LLC in excess of CAJ's 49.9% interest therein and any shares owned by Mrs. Rothfield, Mr. Lyon or KJW.

(6) Based on a total of 12,718,877 shares outstanding on August 9, 2002, as adjusted upward to 12,774,877 shares to reflect (a) 36,000 shares issuable upon exercise of the CAJ Warrant, and (b) 20,000 shares issuable upon exercise of the CAJ Options.

---------------------                                         ------------------
CUSIP NO. 780921-10-2             SCHEDULE 13D                Page 5 of 16 Pages
---------------------                                         ------------------

1   NAMES OF REPORTING PERSON:  David E. Johnston
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     234,875
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       234,875
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    234,875 (7)
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.8% (8)
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

(7) Consists of (a) 198,769 shares held by David E. Johnston ("DEJ"), (b) 11,106 shares subject to employee stock options held by DEJ (the "DEJ Options") which are currently exercisable and (c) 25,000 shares subject to the DEJ Options which are not exercisable within the next 60 days. Does not include any shares held by the Foundation of which DEJ is President but as to which he shares no voting or dispositive power. DEJ disclaims beneficial ownership of any shares owned by the Foundation.

(8) Based on a total of 12,718,877 shares outstanding on August 9, 2002, as adjusted upward to 12,754,983 shares to reflect 36,106 shares issuable under the DEJ Options.

---------------------                                         ------------------
CUSIP NO. 780921-10-2             SCHEDULE 13D                Page 6 of 16 Pages
---------------------                                         ------------------

1   NAMES OF REPORTING PERSON:  Charles S. Mechem, Jr.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     288,262
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       288,262
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    288,262 (9)
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.3% (10)
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

(9) Consists of (a)(i) 5,500 shares held by Charles S. Mechem, Jr. ("CSM"), (ii) 8,200 shares held on behalf of CSM in a self-directed IRA; (iii) 10,000 shares subject to employee stock options (the "CSM Options") held by CSM which are currently exercisable; (iv) 12,000 shares issuable upon exercise of a warrant dated February 28, 2002 held by CSM (the "CSM Warrant"); (v) 6,000 shares owned by CRT#3 subject to an option dated July 24, 2001, granted by CRT#3 to CSM to purchase such shares from CRT#3 (the "CSM-CRT#3 Option") which are currently exercisable; and (vi) 207,562 shares issued as of August 9, 2002 upon conversion of a $50,000 subordinated convertible promissory note dated February 28, 2002 (the "CSM Note") pursuant to the terms of a Conversion Agreement dated as of August 9, 2002 between CSM and the Issuer ("CSM Conversion Agreement") and (b) the following which are not exercisable within the next 60 days: (i) 15,000 shares subject to CSM Options; and (ii) 24,000 shares subject to the CSM-CRT#3 Option.

(10) Based on a total of 12,718,877 shares outstanding on August 9, 2002, as adjusted upward to 12,755,877 to reflect (a) 25,000 shares issuable upon exercise of the CSM Options, and (b) 12,000 shares issuable in respect of the CSM Warrant.

---------------------                                         ------------------
CUSIP NO. 780921-10-2             SCHEDULE 13D                Page 7 of 16 Pages
---------------------                                         ------------------

1   NAMES OF REPORTING PERSON:  John C. Lauchnor
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     359,781
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     3,500
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       359,781
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     3,500
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    363,281 (11)
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.8% (12)
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

(11) Consists of (a)(i) 3,500 shares held by John C. Lauchnor ("JCL") and his wife; (ii) 103,781 shares issued as of August 9, 2002 upon conversion of a $25,000 subordinated convertible promissory note dated February 28, 2002 (the "JCL Note") pursuant to the terms of a Conversion Agreement dated as of August 9, 2002 between JCL and the Issuer ("JCL Conversion Agreement"; (iii) 6,000 shares issuable upon exercise of a warrant dated February 28, 2002 held by JCL (the "JCL Warrant") and (iv) 62,500 shares subject to an employee stock option (the "JCL Option") exercisable within the next 60 days; and (b) the following which are not exercisable within the next 60 days: 187,500 shares subject to the JCL Option.

(12) Based on a total of 12,718,877 shares outstanding on August 9, 2002, as adjusted upward to 12,974,877 shares to reflect (a) 6,000 shares issuable in respect of the JCL Warrant and (b) 250,000 shares issuable upon exercise of the JCL Option.

---------------------                                         ------------------
CUSIP NO. 780921-10-2             SCHEDULE 13D                Page 8 of 16 Pages
---------------------                                         ------------------

1   NAMES OF REPORTING PERSON:  Robert Jaycox
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     -0-
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     1,000
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       -0-
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     1,000
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,000
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    less than 1%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

---------------------                                         ------------------
CUSIP NO. 780921-10-2             SCHEDULE 13D                Page 9 of 16 Pages
---------------------                                         ------------------

1   NAMES OF REPORTING PERSON:  Royal Associates, Inc.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Delaware
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     -0-
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       -0-
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    -0-
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    -0-
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
    --------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

     Common Stock, par value $.001 per share
     Royal Precision, Inc., a Delaware corporation (the "Issuer")
     535 Migeon Avenue
     Torrington, CT 06790

ITEM 2. IDENTITY AND BACKGROUND.

     (a) The Reporting Persons, Richard P. Johnston ("RPJ"); Kenneth J. Warren ("KJW"), Christopher A. Johnston ("CAJ"), David E. Johnston ("DEJ"), Charles S. Mechem, Jr. ("CSM"), John C. Lauchnor ("JCL"), Robert Jaycox ("RJ") and Royal Associates, Inc., a Delaware corporation ("RA"), filed their initial Schedule 13D dated March 28, 2002 (the "Original RA Schedule 13D"), as amended by Amendment No. 1 thereto dated April 19, 2002 ("Amendment No. 1"), Amendment No. 2 thereto dated June 18, 2002 ("Amendment No. 2"), Amendment No. 3 thereto dated August 12, 2002 ("Amendment No. 3") and Amendment No. 4 thereto dated August 30, 2002 ("Amendment No. 4") (such Original RA Schedule 13D as amended by Amendment No.1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 thereto being referred to herein as the "Prior Amended RA Schedule 13D") pursuant to Regulation 13D-G of the General Rules and Regulations under the Act, and are filing this Amendment No. 5 for the purpose of reporting (i) the execution and delivery of an Agreement and Plan of Merger; (ii) the execution of amended subscription agreements by the Reporting Persons; (iii) the execution of the First Amendment to the Promissory Note of RA payable to Robert Jaycox; and (iv) correcting certain information relating to the number of shares of certain of the Reporting Persons reported in Amendment No. 4. The Prior Amended RA Schedule 13D, which is amended by this Amendment No. 5 as set forth herein, as so amended, is herein referred to as the "RA Schedule 13D". Except as amended by this Amendment No. 5, the RA Schedule 13D remains in full force and effect. RPJ, Jayne A. Johnston, the Trust, the Foundation and CRT#3 (each of the Trust, the Foundation and CRT#3 identified elsewhere in Item 2 or Item 5) have previously filed a Report on Schedule 13D dated March 1, 2001, as amended by Amendment No. 1 thereto dated September 12, 2001; Amendment No. 2 thereto dated October 6, 2001, Amendment No. 3 thereto dated March 21, 2002 and Amendment No. 4 thereto dated March 28, 2002 (collectively, the "RPJ Schedule 13D"). The RPJ Schedule 13D is updated and amended by information with respect to RPJ alone contained in the RA Schedule 13D. KJW has previously filed a Report on Schedule 13D dated February 22, 2002 (the "KJW Schedule 13D"). The KJW Schedule 13D is updated and amended by information with respect to KJW contained in the RA Schedule 13D. CAJ has previously filed a Report on Schedule 13D dated September 20, 2000 as amended by Amendment No. 1 thereto dated September 12, 2001 and Amendment No. 2 thereto dated February 22, 2002 (collectively, the "CAJ Schedule 13D"). The CAJ
Schedule 13D is updated and amended by information with respect to CAJ contained in the RA Schedule 13D. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of
Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists. Each Reporting Person disclaims beneficial ownership of any shares owned by any other Reporting Person except for options to buy, or to require another to buy, shares granted by a Reporting Person to another Reporting Person described elsewhere in this Schedule 13D.

     (b) - (f) remains as reported in the Original RA Schedule 13D.

     The cover pages of Amendment No. 4 are hereby amended as follows:

     1. In the second paragraph of the initial cover page of Amendment No. 4, the parenthetical phrase has been removed.

     2. On page two, footnote (1) of the cover page for Richard P. Johnston is amended to change the number "$605,000" to "$205,000".

     3. (i) The cover page for Kenneth J. Warren is amended to increase his shared voting power and shared dispositive power to 795,953, the aggregate amount owned beneficially to 1,430,617 and percent of class to 11.2%; and (ii) footnote (3) commencing with (ii)(b) is amended to reflect the additional shares, all of which were inadvertently omitted in previous reports, and to disclaim beneficial ownership of such shares at the end thereof.

     4. (i) The cover page for Christopher A. Johnston is amended to increase his shared voting power and shared dispositive power to 897,172, the aggregate amount owned beneficially to 2,356,172 and percent of class to 18.4%; and (ii) footnote (5) is amended to reflect the additional shares at the end of (ii)(b, all of which were inadvertently omitted in previous reports, and to disclaim beneficial ownership of such shares at the end thereof.

     5. The cover page for David E. Johnston is amended to (i) increase his sole voting power, sole dispositive power and aggregate amount owned beneficially to 234,875 from 229,875; (ii) increase the number "20,000" shown in footnote 7(c) to "25,000"; (iii) increase the number "12,749,983" shown in footnote (8) to "12,754,983" and (iv) increase the number "31,106" in footnote 8 to "36,106" which increases are a result of the inadvertent omission of a stock option to purchase 5,000 shares of common stock granted to Mr. Johnston on November 25, 2001.

     6. The cover page for Charles S. Mechem, Jr. is amended to (i) increase his sole voting power, sole dispositive power and aggregate amount owned beneficially to 288,262 from 283,262; (ii) increase the number "10,000" in note
(9)(b)(i) to "15,000"; (iii) increase the number "12,750,877" in footnote 10 to "12,755,877"; and (iv) increase the number "20,000" shown in footnote 10(a) to "25,000", which increases are a result of the inadvertent omission of a stock option to purchase 5,000 shares of common stock granted to Mr. Mechem on November 25, 2001.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 of the RA Schedule  13D remains as reported in the Prior  Amended RA
Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

     Item 4 of the RA Schedule 13D is hereby supplemented by adding at the end thereof the following:

     "On September 12, 2002, the Issuer accepted the offer made by Royal Associates, Inc. ("RA") to take the Issuer private for a cash merger consideration of $0.10 per share and the Issuer and RA and RA Merger Sub, Inc., a wholly-owned subsidiary of RA, entered into an Agreement and Plan of Merger ("Merger Agreement") pursuant to which RA Merger Sub, Inc. will be merged with and into the Issuer, subject to the conditions set forth in the Merger Agreement. The Merger Agreement is attached hereto as an exhibit.

     "On September 19, 2002, Richard P. Johnston; Kenneth J. Warren, Christopher
A. Johnston, David E. Johnston, Charles S. Mechem, Jr., John C. Lauchnor, Robert Jaycox and Acquisition Corp. entered into an Amended and Restated Subscription Agreement, pursuant to which they collectively contributed $60,000 in cash to RA in exchange for restricted RA common stock issued to them in a private placement.

     "On September 19, 2002, RA issued its First Amendment to the Promissory Note of RA to amend the means of conversion of the Promissory Note, and the number of shares into which it will be converted, to conform to the terms and conditions of the Merger Agreement."

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5, paragraphs (a)(i) and (a) (ii) with respect to KJW only, are hereby amended and restated to read in its entirety as follows:

     "KJW

     (a)(i) Amount beneficially owned: 1,430,617 consisting of (a)(i) 344,479 shares held by Kenneth J. Warren ("KJW"); (ii) 12,000 shares currently exercisable pursuant to a warrant dated February 28, 2002 (the "KJW Warrant") held by DWR, Custodian for Kenneth Warren, Attorney at Law, fbo Kenneth J. Warren, VIP Plus Profit Sharing Plan (the "Profit Sharing Plan"); (iii) 207,862 shares held by the Profit Sharing Plan (including 207,562 shares issued as of August 9, 2002 upon conversion of a $50,000 subordinated convertible promissory note dated February 28, 2002 (the "KJW Note") pursuant to the terms of a

Conversion Agreement dated as of August 9, 2002 among the Profit Sharing Plan and the Issuer ("Profit Sharing Plan Conversion Agreement")); (iv) 20,323 shares subject to employee stock options (the "KJW Options") that are currently exercisable; (v) 622,687 shares held by RIFL Holdings, LLC ("RIFL LLC") in which KJW is a 50.1% member, which shares were issued as of August 9, 2002 upon conversion of a $150,000 subordinated convertible promissory note dated March 8, 2002 formerly held by Christopher A. Johnston (the "CAJ Note") and subsequently acquired by RIFL LLC, which shares were issued pursuant to the terms of a Conversion Agreement dated as of August 9, 2002 among RIFL LLC and the Issuer ("RIFL LLC Conversion Agreement"), and (vi) 6,000 shares owned by CRT#3 subject to an option dated July 24, 2001, granted by CRT#3 to KJW to purchase such shares from CRT#3 (the "KJW-CRT#3 Option") which are currently exercisable; and
(b) the following which are not exercisable within the next 60 days: (i) 24,000 shares owned by CRT#3 subject to an option dated July 24, 2001 granted by CRT#3 to KJW to purchase such shares from CRT#3 (the "KJW-CRT#3 Option"); (ii) 20,000 shares subject to the non-exercisable portion of the KJW Options and (iii) 41,753 shares owned by Sherry Rothfield and 131,513 shares owned by David Lyon which are subject to a right of first refusal in favor of KJW and Christopher A. Johnston pursuant to the terms of a Stockholders Agreement dated as of May 29, 1996 among Christopher A. Johnston, KJW, Mrs. Rothfield and Mr. Lyon (the "Right of First Refusal"). Does not include any shares held by the Foundation of which KJW is a trustee but as to which he shares no voting or dispositive power. KJW disclaims beneficial ownership of any shares owned by the Foundation, any shares owned by RIFL LLC in excess of KJW's 50.1% interest therein and any shares owned by Mrs. Rothfield or Mr. Lyon.

     "(a)(ii) Percent of Class: 11.2%, based on 12,718,877 shares outstanding on August 9, 2002, as adjusted upward to 12,771,200 shares to reflect (a) 40,323 shares issuable upon exercise of the KJW Options; and (b) 12,000 shares issuable in respect of the KJW Warrant."

     Item 5(b), with respect to KJW only, is hereby amended to read in its entirety as follows:

     "(b) Number of shares as to which KJW has:

          (i) Sole power to vote or to direct the vote: 634,664

          (ii) Shared power to vote or to direct the vote: 795,953

          (iii) Sole power to dispose or to direct the disposition of: 634,664

          (iv) Shared power to dispose or to direct the disposition of: 795,953"

     Item 5, paragraphs (a)(i) and (a) (ii) with respect to CAJ only, are hereby amended and restated to read in its entirety as follows:

     CAJ

     "(a)(i) Amount beneficially owned: 2,356,235 consisting of: (a)(i) 1,159,803 shares held by CAJ; (ii) 36,000 shares issuable upon exercise of a warrant dated March 8, 2002 held by CAJ (the "CAJ Warrant"); (iii) 121,750 shares held by KJW subject to an option dated February 28, 2002 granted by KJW to CAJ to purchase such shares from KJW which is currently exercisable (the "CAJ-KJW Option"); and (iv) 622,687 shares held by RIFL LLC in which CAJ is a 49.9% member, which shares were issued as of August 9, 2002 upon conversion of the CAJ Note and subsequently acquired by RIFL LLC, which shares were issued pursuant to the terms of the RIFL LLC Conversion Agreement; and (b) the following which are not exercisable within the next 60 days: (i) 20,000 shares subject to employee stock options held by CAJ (the "CAJ Options"), (ii) 121,510 shares sold on February 25, 2002 by CAJ for a promissory note secured by a pledge agreement on such shares as described in Item 6 and (iii) 41,753 shares owned by Mrs. Rothfield, 10,003 shares owned by Mr. Lyon and 344,479 shares owned by KJW which are subject to a right of first refusal in favor of CAJ pursuant to the terms of the Right of First Refusal (which includes the 121,750 shares subject to the CAJ-KJW Option in clause (a)(i)(iii) above).

     "(a)(ii) Percent of class: 18.4% based on 12,718,877 shares outstanding on August 9, 2002, as adjusted upward to 12,774,877 shares to reflect (a) 36,000 shares issuable upon exercise of the CAJ Warrant, and (b) 20,000 shares issuable upon exercise of the CAJ Options."

     Item 5(b), with respect to CAJ only, is hereby amended to read in its entirety as follows:

     "(b) Number of shares as to which CAJ has:

          (i) Sole power to vote or to direct the vote: 1,459,063

          (ii) Shared power to vote or to direct the vote: 897,172

          (iii) Sole power to dispose or to direct the disposition of: 1,459,063

          (iv) Shared power to dispose or to direct the disposition of: 897,172"

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 of the RA Schedule 13D is hereby supplemented by adding at the end thereof the following:

     With respect to RA, paragraphs (iv) and (v) are hereby added immediately following RA paragraph (iii) to read as follows:

     "(iv) On September 19, 2002, RA issued a First Amendment to the Promissory Note to amend the means of conversion of the Promissory Note, and the number of shares into which it will be converted, to conform to the terms and conditions of the Merger Agreement.

     "(v) On September 12, 2002, the Issuer accepted the offer made by Royal Associates, Inc. ("RA") to take the Issuer private for a cash merger consideration of $0.10 per share and the Issuer, RA and RA Merger Sub, Inc., a wholly-owned subsidiary of RA, entered into an Agreement and Plan of Merger ("Merger Agreement"), supported by an undertaking of certain of the Reporting Persons to vote, pursuant to which RA Merger Sub, Inc. will be merged with and into the Issuer, subject to the conditions set forth in the Merger Agreement."

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     The following exhibits are hereby added to the RA Schedule 13D:

     36. Agreement and Plan of Merger dated September 12, 2002.

     37. Amended and Restated Subscription Agreement dated September 19, 2002.

     38. First Amendment dated September 19, 2002 to the Promissory Note of Royal Associates, Inc. payable to Robert Jaycox.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        September 19, 2002
                                        ----------------------------------------
                                        (Date)

                                        RICHARD P. JOHNSTON*

                                        /s/ Richard P. Johnston
                                        ----------------------------------------
                                        (Signature)

*Kenneth J. Warren, attorney-in-fact pursuant to power of attorney signed by Richard P. Johnston dated March 28, 2002, previously filed with the Original RA
Schedule 13D

                                        Kenneth J. Warren
                                        ----------------------------------------

                                        September 19, 2002
                                        ----------------------------------------
                                        (Date)

                                        /s/ Kenneth J. Warren
                                        ----------------------------------------

                                        Kenneth J. Warren
                                        ----------------------------------------

                                        September 19, 2002
                                        ----------------------------------------
                                        (Date)

                                        CHRISTOPHER A. JOHNSTON*

                                        By: /s/ Kenneth J. Warren
                                            ------------------------------------

*Kenneth J. Warren, attorney-in-fact pursuant to power of attorney signed by Christopher A. Johnston dated March 28, 2002, previously filed with the Original RA Schedule 13D

                                        September 19, 2002
                                        ----------------------------------------
                                        (Date)

                                        DAVID E. JOHNSTON*

                                        By: /s/ Kenneth J. Warren
                                            ------------------------------------

*Kenneth J. Warren, attorney-in-fact pursuant to power of attorney signed by David E. Johnston dated March 28, 2002, previously filed with the Original RA
Schedule 13D

                                        September 19, 2002
                                        ----------------------------------------
                                        (Date)

                                        CHARLES S. MECHEM, JR.*

                                        By: /s/ Kenneth J. Warren
                                            ------------------------------------

*Kenneth J. Warren, attorney-in-fact pursuant to power of attorney signed by Charles S. Mechem, Jr. dated March 28, 2002, previously filed with the Original RA Schedule 13D

                                        September 19, 2002
                                        ----------------------------------------
                                        (Date)

                                        JOHN C. LAUCHNOR*

                                        By: /s/ Kenneth J. Warren
                                            ------------------------------------

*Kenneth J. Warren, attorney-in-fact pursuant to power of attorney signed by John C. Lauchnor dated March 28, 2002, previously filed with the Original RA
Schedule 13D

                                        September 19, 2002
                                        ----------------------------------------
                                        (Date)

                                        ROBERT JAYCOX*

                                        By: /s/ Kenneth J. Warren
                                            ------------------------------------

*Kenneth J. Warren, attorney-in-fact pursuant to power of attorney signed by Robert Jaycox dated March 28, 2002, previously filed with the Original RA
Schedule 13D

                                        September 19, 2002
                                        ----------------------------------------
                                        (Date)


                                        ROYAL ASSOCIATES, INC.


                                        By: /s/ Kenneth J. Warren
                                            ------------------------------------
                                            Kenneth J. Warren, Secretary

                                  EXHIBIT INDEX

                                                                                    Sequential
Exhibit    Description                                                               Page No.
-------    -----------                                                               --------
  36.      Agreement and Plan of Merger dated September 12, 2002.

  37.      Amended and Restated Subscription Agreement dated September 18, 2002.

  38. First Amendment dated September 18, 2002 to the Promissory Note of Royal Associates, Inc. payable to Robert Jaycox.